Exhibit 15.3

TRADUCCIÓN PÚBLICA—CERTIFIED TRANSLATION

Commercial Court No. 4, Clerk’s Office No. 8

Multicanal S.A. s/Acuerdo Preventivo Extrajudicial. Record No. 83658

Buenos Aires, May 16, 2005.

1.             By means of the filing on page 19822/37, State Street Bank and Trust Co. (Huff) raised a series of matters in connection with the potential publication of the official notices set forth in the order approving the APE (section 4.C) and which is final in all respects.

                Specifically, it requested the suspension of such procedural act for the reasons therein stated, to which I will refer shortly.

                Multicanal S.A. answered as set forth in the presentation previously attached.

                It required the rejection of all matters so raised by the creditor, as well as the prompt publication of the above referred official notices.

2.             (i) In the first place it must be pointed out that, although the Court has previously—in its prior composition—required a series of reports and explanations with the issue of the order on pages 19036/8, which have been answered by Multicanal S.A. on pages 19043/307 and by Huff on pages 19310/773, the truth is that the question giving rise thereto, i.e., in a short summary, the effects of filing the recurso de queja (petition in error) before the highest court of the Nation, the point to be considered in such opportunity has become abstract, having been rejected in the above referred appeal (see pages 19.781), which is so declared.

                Notwithstanding the above, it should be highlighted that in this opportunity the Court will decide on the presentation made on pages 19822/37 after considering all the elements gathered in the process, in view of the characteristics thereof and considering the interest of the parties in introducing them, to the extent of the documents presented in this record.

                For that reason, I will explain below the reasons for the correct interpretation of the dispute, without analyzing all presentations (Rulings 302:478, 299 and 220; arg. cpr: 386:2).

                (ii) It is worth noting in this case that reliability, as a principle of ethical content, imposes on the parties the duty to honor the expectations encouraged; and the nonperformance thereof means contradicting the bases of all judicial organizations (Rezzonico, Juan Carlos “Principios Fundamentales de los Contratos”, Ed. Astrea, Buenos Aires, 1999, page 376/7).

                For all the above this Court considers that, having resorted to another jurisdiction, when the acuerdo preventivo extrajudicial was pending in this Court is close to a transgression of contractual good faith and in any case it was a clear demonstration that Huff contravened it own prior conduct.

                As you know, the estoppel theory is a consequence of the principle of good faith.

                And such principle requires a reliable and loyal conduct in legal relations.

                Huff’s procedural acts implied, finally, a change which reveals a conduct not compatible with the reliability that the debtor promoted with its prior acts—

                It stated that having exhausted all challenging possibilities in this process, it decided to resort to the courts of a foreign country, where a series of contradicting events took place which then it intended to introduce in this record, when the truth of the matter is that the judgment confirming the APE was already final (although the petition in error had not been rejected, but not approved either, not having therefore any staying effects upon the possibility of publishing official notices),  delaying as a result thereof the prompt performance of the confirmed agreement.

                You must remember that the basic rule of contract law (that being the nature of the confirmed proposal) is that same must be executed, interpreted and performed in good faith (civ:1188); whereas the acknowledged contractual freedom must be exercised with mutual loyalty and be objectively considered taking into account what two honorable and reasonable parties would have done in that case (Com:B, 11.24.99 “Molinari, Antonio Felipe c/Tarraubella Compañía Financiera S.A.”, JA review No. 6235 of 2.28.01 and corporate doctrine. Ed. Errepar, Volume 9, page 905).

                That has been said after having seen that contractual good faith is related to the duty of cooperation with the other party’s interests, which is characterized by the loyalty to the contractual relation and the efforts to satisfy the legitimate expectations of the other party.

                Having said that, we must dismiss the procedural policy undertaken by Huff upon including in the new call all the bondholders that voted to accept the proposal, there being stated in the confirming order of 04.14.04 that such call must be limited to those who voted “no” or who abstained from voting, as well as to those who were absent or who—having voted and having the cash option as single proposal, after the final confirming order, are in the same rank as the others.

                Or, in other words, and for the relevant purposes, the proposal shall be supplemented or adapted in connection with U.S. retail holders that have already voted when the legal situation thereof—prior to the confirming resolution—was different.

                To interpret another thing would imply re-editing already concluded stages, i.e. return to the situation contemplated in Section 75 of the Argentine Bankruptcy Law, which is prohibited in our general procedural system.

                That does not alter the already confirmed proposal; the possibility of U.S. retail holders to access to the par and combined options is a matter concerning the form in which Multicanal shall comply with the proposal, as it has been confirmed.

                To what we have expressed above in connection with the estoppel theory, we must add the fact that in our procedural system, that theory is accepted by the estoppel principle (principio de preclusión). This means that contenders must not adopt positions which contradict those assumed during the process in already concluded stages, except if such change benefits the contender of such party (Com:B 12.13.94 “Tirendi Héctor c/Mohadile Moisés s/sumario”).

                Huff’s procedural attitude as a matter of fact violates such principle, as upon opposing confirmation of the proposal, it alleged it was discriminatory, because it purportedly did not put all financial creditors on the same footing, whereas in this instance—and certainly untimely—and when the U.S. Bankruptcy Court suggests putting retail holders on the same rank as the rest of creditors, it considers that to be an “offense”.

                In this context, the above referred estoppel theory is applicable to procedural law to the extent there is a lack of coherence in behavior, a manifest inconsistency between the conduct generating a certain factual and legal statement and a later conduct contesting it, in accordance with the estoppel principle, which in one of its senses so determines (Com:B, 03.16.99 “Aseguradores Industriales S.A. Cía. Arg. de Seguros c/Federico Claps Automotores S.R.L. s/ordinario”); which estoppel is contemplated by the Argentine Bankruptcy Law’s regulations in Section 286.

                It is understood that those retail holders to whom the call will be extended are, in general, geographically discriminated—depending on the characteristics of the issuer—and in general have become holders of the notes not by their own decision, but by recommendation of financial agents and in general they do not have their own opinion on the debtor’s “crisis”, its origins and the possibilities of solving it, do not have a personal criterion regarding the final destination of the exploitation and usually follow—to make their decision—the advice of the same agent that induced them to make the investment (Vitolo, Daniel Roque “Bonistas y títulos emitidos en serie en el régimen de la ley 25.589”, Revista de las Sociedades y Concursos. Ed. Ad-Hoc, No. 21, March/April 2003, page 29).

                Regarding the mention of the existence of a discriminatory payment proposal in respect of U.S. retail holders, it must be pointed out that none of them filed any objection when due—Argentine Bankruptcy Law, Section 75—against the treatment received; the matter was analyzed and resolved on its own motion by this Court in use of the powers that the legal system confers to the Judge, as director of the process, and in order to discourage potential abuses; all of which convinces me that the fact of resorting to foreign courts and afterwards using the decisions therein issued, here, has proved to be not only contradictory, but contrary to the above referred good faith principle.

                As a matter of fact, it had already been clarified in such opportunity that Huff’s challenging presentation became “abstract, having obtained the clarifications made by Multicanal in the preceding document” (see page 18392), referring to the presentation of pages 18348/50.

                It was then clear that for this Court there is no discrimination, as it is understood by Huff, as all creditors—those who voted “yes” or “no” and even those who were absent at the bondholders meeting—were in the same rank, according to the judgment confirming the APE, which is already final.

                The only thing left was, then, to simply hear the decision of those who, having been heard in the meeting contemplated in Section 45 bis of the Argentine Bankruptcy Law, after confirmation of the agreement acquired the right to select among all the options.

                On the other hand, it was stated there that “regarding the strictness that must prevail upon analyzing the payment proposal, same—in the context of the crisis described by the debtor and other elements presented in the case, duly checked by the parties—does not seem to be abusive or fraudulent, and no rights seem to be injured. It is clear then that there has been no discrimination, in accordance with the explanations provided by the debtor in the preceding presentation, where it has been clarified that the inclusion of non accepting creditors in each of the three options contemplated by the proposal to bondholders is voluntary” (sic. See pages 18.396/7).

                The matter is decided based on the above, rejecting then Huff’s allegations.

                (iii) Finally, I add that in connection with the attitude of Deutsche Bank AG New York Branch, for the reasons herein stated, I reject the allegations made in its presentation of pages 19785/8 where such banking entity simply outlined an objection, without making any specific petition, as set forth in item V.2 of page 19788, which expression does not contain any specific petition.

3.             As a result of all the aforesaid, the elements gathered and the information provided by the parties, I HEREBY RESOLVE TO:

                (i) Dismiss the presentation made by the creditors. Court costs will be borne as generated, this being an innovative matter in respect of which there is no precedent allowing verification of a solid current of case law on the point being analyzed.

                (ii) Provide, with no other formality being required (being the order confirming the APE final), for the publication of official notices therein ordered in the above described form.

Therefore, those who being present at the meeting held on December 10, 2003 on the terms of Section 45 bis of the Argentine Bankruptcy Law voted “no” or abstained from voting, as well as those who were absent, are hereby summoned to select among any of the three options and they are hereby warned that if they do not express their options, their credits will be pro rated among available options as set forth in the order confirming the APE.

U.S. retail holders that being present in the act of December 10, 2003 were only allowed to select the cash option are hereby also summoned, so that they are able to select any of the two remaining options and they are hereby warned that if they do not express their option, the already voted cash option will be ratified.

Such options must be expressed within a term of 30 days after the last publication of the official notice, to be made for the term and at the places set forth for the meeting under Section 45 bis of the Argentine Bankruptcy Law, and so that the remaining creditors exercise the option right they have obtained, as stated above, and before the debtor itself.

HÉCTOR HUGO VITALE

Surrogating Judge

I hereby certify that the above is a true translation into English of the original document in Spanish. Buenos Aires, May 16, 2005.

[FOR CERTIFICATION PURPOSES ONLY]

Es traducción fiel al inglés (en 5 páginas) del documento original en castellano. Buenos Aires, 16 de mayo de 2005.

Signature:	/s/ Maria Jose Garcia-Mata
Stamp:	Maria Jose Garcia-Mata
Public Translator
English Language

Stamp:	Association of Public Translators
Corresponds to the Probate Nr. 2484/2005/T5
Silvia Edith Leouona